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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number: 001-33195

TRINA SOLAR LIMITED

No. 2 Tian He Road
Electronics Park, New District
Changzhou, Jiangsu 213031
People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED
Date: June 4, 2014
	By:	/s/ Jifan Gao Name: Jifan Gao Title: Chairman and Chief Executive Officer

[Signature Page to Form 6-K]

 Exhibit Index

Exhibit 99.1—Recent Developments, Summary Consolidated Financial and Operating Data, Management's Discussion and Analysis of Financial Condition and Results of Operations of the Registrant for the Three Months Ended March 31, 2013 and 2014.

Exhibit 99.2—Unaudited Condensed Consolidated Financial Statements for the Three Months Ended March 31, 2013 and 2014

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SIGNATURE
Exhibit Index